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                              March 21, 2023

       Kelsey Leigh Ramsden
       Chief Executive Officer
       Atelier Meats Corp.
       666 Burrard Street, Unit 500
       Vancouver British Columbia V6C3P6

                                                        Re: Atelier Meats Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 13,
2023
                                                            CIK No. 0001968237

       Dear Kelsey Leigh Ramsden:

              Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically:

                                                              We note that the
financial statements as of May 31, 2022 and for the period from incorporation on
November 5, 2021 to May 31, 2022 have been audited in
                                                            accordance with
Canadian generally accepted auditing standards. Please refer to Part
                                                            F/S (c)(iii) of
Form 1-A and revise the filing to include financial statements that have been audited in
accordance with either U.S. Generally Accepted Auditing Standards or the standards of
the Public Company Accounting Oversight Board (United States).
                                                            Also, have your
auditor include a report that complies with Rule 2-02 of Regulation
                                                            S-X.

                                                              We note your
disclosure on page 5 and other sections of the filing that the company was incorporated on
March 13, 2018. This appears inconsistent with disclosures in
                                                            Management   s
Discussion and Analysis and your financial statements that indicate that the company
was incorporated on November 5, 2021. Please revise the filing to eliminate this
inconsistency throughout, or advise us.

                                                              To the extent
that you were incorporated on March 13, 2018, please tell us why it is appropriate to
provide financial statements beginning at November 5, 2021. Tell us how you have
complied with the requirements of Part F/S (b)(3)(B) of Form 1-A which require you
to include a balance sheet as of the two most recently completed fiscal year ends
and an interim balance sheet as of a date no earlier than six months after the most
recently completed fiscal year end and statements of comprehensive income, cash flows,
and changes in stockholders    equity for each of these periods.
 Kelsey Leigh Ramsden
Atelier Meats Corp.
March 21, 2023
Page 2

        We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.




FirstName LastNameKelsey Leigh Ramsden                    Sincerely,
Comapany NameAtelier Meats Corp.
                                                          Division of
Corporation Finance
March 21, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName